March 25, 2013

Attention: Mr. Brian Cascio, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Harbinger Group Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 27, 2012

File No. 001-04219

Dear Mr. Cascio:

On behalf of Harbinger Group Inc. (the “Company”), I am writing in response to the comments contained in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) addressed to the undersigned, dated March 19, 2013 (the “Comment Letter”), regarding the above referenced filing. The Staff’s comments and related response from the Company are set forth below and are keyed to the sequential numbering of the comments used in the Comment Letter.

In responding to the Staff’s comments, we acknowledge that:

a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff’s Comment:

Item 1. Business, page 8

The EXCO/HGI Partnership, page 9

1.	We see that under the terms of the EXCO/HGI Purchase Agreement, and subject to the terms, conditions and purchase price adjustments set forth therein, the EXCO/HGI Partnership will acquire oil and gas assets from EXCO Parent for approximately $725 million of total consideration, subject to customary closing adjustments to reflect an effective date of July 1, 2012. Please tell us why the effective date is July 1, 2012 since the acquisition did not close until February 2013. Please also clarify when the acquisition will be included in your consolidated results.

Response to Comment 1:

In response to the Staff’s comments, the Company respectfully notes that July 1, 2012 represents the date chosen by the parties for establishing the economic terms of the transaction and is similar to a working capital adjustment. The July 1, 2012 date does not represent the accounting acquisition date of the oil and gas assets by the EXCO/HGI Partnership. The EXCO/HGI Partnership assumed control of the oil and gas assets on the date of the closing or February 14, 2013 and will fair value the assets and liabilities assumed in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, as of that date. The Company will reflect the investment in the partnership in our consolidated results starting from the February 14, 2013 closing date.

Staff’s Comment:

Harbinger F&G, LLC Financial Statement, page S-56

Independent Auditor’s Report, page S-57

2.	Please amend your filing to provide a signed audit opinion for Harbinger F&G, LLC. Please note that in the amended Form 10-K you include the entire Item of Form 10-K that is impacted.

Response to Comment 2:

In response to the Staff’s comment, the Company will file an amendment to the 10-K, which will provide the signed audit opinion for Harbinger F&G, LLC.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 906-8555.

Sincerely,

By:	/s/ Thomas A. Williams

Thomas A. Williams Executive Vice President & Chief Financial Officer

cc:	Ehsan Zargar, Vice President, Counsel & Corporate Secretary
Harbinger Group Inc.

Raphael M. Russo, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Martin James, Senior Assistant Chief Accountant
United States Securities and Exchange Commission

Julie Sherman, Staff Accountant
United States Securities and Exchange Commission